CISCO/WISEKEY

MEMORANDUM OF UNDERSTANDING

This Cisco/WISeKey Memorandum of Understanding (“MOU”) is entered into effective as of the date of last signature of this MOU by a Party hereto (the “Effective Date”) by and among Cisco Systems, Inc., a Delaware corporations with offices at 170 West Tasman Drive, San Jose, CA 95134 and WISeKey Semiconductors SAS, a company organized under the laws of France with its headquarters located at Arteparc de Bachasson, Bat A, Rue de la Carriere de Bachasson, 13590 Meyreuil, France (“Supplier”). Cisco and Supplier are individually referred to as a “Party” and collectively referred to as the “Parties.”

WHEREAS, Cisco and Supplier desire to establish a mutually beneficial business arrangement for the supply of certain secure microcontrollers, as detailed below (individually a “Supplier Product” and collectively the “Supplier Products”); and

WHEREAS, Cisco and Supplier agree that in addition to the supply commitments, Supplier also agrees to a rebate based on the aggregate purchase price paid by Cisco for the Act 1.5 Supplier Product as further described below.

NOW, THEREFORE, Cisco and Supplier, for good and valuable consideration the sufficiency and receipt of which the Parties hereby acknowledge, the Parties agree as follows:

1.	Purpose of this MOU.

The Parties are entering into this MOU in order for Cisco to secure increased supply of the Supplier Products, and for the Parties to agree on certain price discounts on purchases of such Supplier Products based on purchase volume. The Supplier Products subject to this MOU are as follows:

Secure Microcontrollers Subject to this MOU

Family	CPN
Quack2	15-10898-01 15-10898-02 15-10898-03
ACT 1.3	15-13416-04 15-13416-07
ACT 1.5	15-14497-02 15-14497-03 15-14497-04 15-14497-05

2.	Supply Commitment for Supplier Products.

Supplier agrees, subject to the funding commitment set forth in Section 3 below, to increase the quantity of Supplier Product available for purchase solely to Cisco to 18.1 Mu/year by July 2023 and to greater than 20 Mu/year the beginning of January 2024. Such increased manufacturing capacity will first be allocated to manufacture Supplier Product and will be dedicated to, and used solely for, manufacturing Supplier Products on behalf of Cisco; provided, however, if such increased manufacturing capacity exceeds the orders placed by Cisco for the applicable period, Supplier may use such excess capacity to manufacture products for a third party. Any increased manufacturing capacity must be available for manufacture of any of the Supplier Products listed above and in any mix of quantity as requested by Cisco.

Cisco and Supplier Confidential

3.	NRE Payment.

Cisco agrees to pay Supplier two million dollars ($2,000,000.00 USD) in non-recurring engineering expenses (“NRE”) to help fund the expansion of Supplier facilities to support the increased supply of Supplier Product as set forth in Section 1 above. The NRE payment shall be made by Cisco Net 30 days from the date of receipt of the invoice from Supplier representing the NRE payment. Supplier shall not issue such invoice until August 1, 2022 or the Effective Date of this MOU, whichever is later.

4.	Supplier Product Rebate.

a.	In exchange for the NRE payment, Supplier agrees to give Cisco a sixteen percent (16%) rebate on the aggregate purchase price of the Act 1.5 Supplier Product (“Rebate Product”) in excess of 12 Mu/year on a pro rata basis.

b.	The rebate will be calculated on a bi-quarterly (every 2 consecutive calendar quarters), pro rata, basis. Two consecutive quarters worth of Rebate Product purchases by Cisco shall be aggregated to determine the pro rata yearly purchase rate of such Rebate Product. The aggregate purchase price of Rebate Product above 12 Mu/year on a yearly projected basis shall then be multiplied by 16% to achieve the rebate value. This rebate shall be paid to Cisco no later than thirty (30) days after the end of the applicable calendar quarter for which the calculation of Rebate Product purchases is to be made.

c.	The rebate set forth above is capped at 2.5 Mu for 2nd half of calendar year 2023 and at 5 Mu from January 2024 on. As an example only, the following is a sample calculation of the rebate:

i.	1st quarter cumulative purchase (’23):	4 Mu
ii.	2nd quarter cumulative purchase (’23):	4 Mu
iii.	Aggregate purchase quantity (2 quarters):	8 Mu
iv.	Pro rata projected yearly purchase:	16 Mu
v.	Aggregate purchase quantity above 12 Mu/year:	4 Mu
vi.	2nd half 2023 rebate cap:	2.5 Mu
vii.	Total quantity subject to rebate:	2 Mu
viii.	Per unit price:	$0.927
ix.	Per unit rebate:	$0.148
x.	Total rebate:	$296K (2Mu x $0.148)

d.	The above rebates shall be paid back to Cisco until the total aggregate amount of rebates paid back to Cisco is equal to the NRE payments made under this MOU. Notwithstanding the above, Supplier agrees to payback all net NRE funds not rebated back to Cisco by no later than December 31, 2025 if the volume of Rebate Product purchased by Cisco under this MOU does result in Cisco receiving $2,000,000 in rebates.

Cisco and Supplier Confidential

5.	Breach of Supply Commitment. In addition to all remedies afforded to Cisco under applicable law and regulations and as set forth in the Master Purchase Agreement dated August 25, 2014, by and between the Cisco and Inside Secure (later acquired by Supplier) (“MPA”), subject to a Force Majeure Event under Section 27.1 of the MPA, Supplier agrees to refund any unrebated NRE payments to Cisco immediately, with interest at eight percent (8%) per year (or the maximum amount of penalty interest permitted under applicable law, whichever is greater), upon (a) a material breach of the rebate commitments set forth in this MOU by Supplier, or (b) Supplier’s failure to deliver at least 90% of the Supplier Product to be delivered under Section 2 above, in each case which breach is not cured within thirty (30) days of written notice to Supplier by Cisco of such breach. Any cure must be at the sole satisfaction of Cisco.

6.	Entire Agreement. This MOU, together with the MPA, constitutes the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, communications, representations and discussions between the Parties whether written or oral as to such subject matter. Any contrary or conflicting terms are hereby rejected. If any terms and conditions of the MPA conflicts with this MOU, this MOU shall prevail but only to the extent necessary to resolve such conflict. Any modification or amendment to this MOU shall be done only in a written executed agreement entered into by authorized representatives of the Parties.

IN WITNESS WHEREOF, the Parties have caused this MOU to be executed by their duly authorized officers or representatives on the date first above written.

CISCO SYSTEMS, INC.	WISEKEY SEMICONDUCTORS SAS

By: /s/ Geoff Brockl	By: /s/ Bernard Vian

Printed Name: Geoff Brockl	Printed Name: Bernard Vian

Title: Director, Supplier Manager	Title: General Manager

Date: July 27, 2022	Date: July 22, 2022

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Cisco and Supplier Confidential